UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         SHOREWOOD PACKAGING CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82522910
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

      Marc P. Shore, 277 Park Ave., New York, New York 10172 (212) 371-1500
- --------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 12 pages)

                                                              Page 2 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 82522910
================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Marc P. Shore
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
        OO (see Item 3 below)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
- --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER                               3,577,247
NUMBER OF SHARES
                   -------------------------------------------------------------
BENEFICIALLY       8   SHARED VOTING POWER                                    0

OWNED BY EACH      -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER                         3,577,247
REPORTING
                   -------------------------------------------------------------
PERSON WITH        10  SHARED DISPOSITIVE POWER                               0

- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,577,247
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                   |_|
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.7%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                              Page 3 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 82522910
================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Shore Family Partnership, L.P.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
        OO (see Item 3 below)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         California
- --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER                               1,800,000
NUMBER OF SHARES
                   -------------------------------------------------------------
BENEFICIALLY       8   SHARED VOTING POWER                                     0

OWNED BY EACH      -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER                          1,800,000
REPORTING
                   -------------------------------------------------------------
PERSON WITH        10  SHARED DISPOSITIVE POWER                         0

- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,577,247
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                   |_|
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.7%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                              Page 4 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 82522910
================================================================================
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Shore Family, LLC
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         OO (see Item 3 below)
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       |_|
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         California
- --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER                               1,800,000
NUMBER OF SHARES
                   -------------------------------------------------------------
BENEFICIALLY       8   SHARED VOTING POWER                                     0

OWNED BY EACH      -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER                          1,800,000
REPORTING
                   -------------------------------------------------------------
PERSON WITH        10  SHARED DISPOSITIVE POWER                                0

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,577,247
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                  |_|
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.7%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                              Page 5 of 12 Pages

Item 1. Security and Issuer.

     This statement relates to the shares of common stock, par value $0.01 per share (the "Stock") of Shorewood Packaging Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 277 Park Avenue, New York, New York 10172.


Item 2. Identity and Background

     This statement is filed on behalf of Marc P. Shore, the Shore Family Partnership, L.P. (sometimes referred to hereafter as the "Limited Partnership") and the Shore Family, LLC (sometimes referred to hereafter as the "LLC").


A. Marc P. Shore

     Marc P. Shore in fact owns 840,401 shares of Company Stock and options to purchase an additional 84,546 shares of Company Stock. He may also be deemed to beneficially own an additional 2,652,300 shares of Company Stock. Details of such deemed beneficial ownership of Company Stock are as follows:

     Marc P. Shore is an executor of the Will of his father, Paul Shore (sometimes referred to hereafter as the "Will"). Paul Shore's widow, Ellin Shore, and Paul Shore's other three children, Andrew N. Shore, Mindy S. Goldman, and Bryan S. Resnick, are also executors of the Will. Paul Shore died on December 10, 1995, leaving in his estate 2,415,900 shares of Company Stock and options to purchase an additional 60,000 shares of Company Stock. Pursuant to the terms of the Will, Marc P. Shore, rather than the other four executors, received decision-making power with respect to any shares of Company Stock (or options to purchase shares of Company Stock) included in the estate. On May 14, 1996, the following transfers occurred: 1) 1,800,000 shares of Company Stock were transferred from Paul Shore's estate, 850,000 being transferred to Ellin Shore and 950,000 being transferred to the Marital Trust created under Paul Shore's Will (sometimes referred to hereafter as the "Marital Trust"), 2) the Marital Trust transferred 18,000 shares of the Company Stock it received from the estate to the LLC and 3) the Marital Trust, Ellin Shore and the LLC each transferred their respective shares (1,800,000 shares in total) to the Shore Family Partnership, L.P. as an initial capital contribution. Paul Shore's estate continues to hold the remaining 615,900 shares of Company Stock. Also, the estate exercised the options to purchase the additional 60,000 shares, all of which are still included in the estate.

     Marc P. Shore is the sole manager of the Shore Family, LLC, which is the sole general partner of the Shore Family Partnership, L.P., which holds record title to 1,800,000 shares of Company Stock. As manager of the LLC, Marc P. Shore has decision-making authority with respect to any shares of Company Stock held by the LLC. Pursuant to the terms of the LLC's operating agreement, Marc P.

                                                              Page 6 of 12 Pages

Shore shall serve as manager of the LLC until his resignation, disability or death. If Marc P. Shore ceases to be the manager of the LLC, then, under the terms of the LLC's operating agreement, Andrew N. Shore will serve as manager of the LLC. If Andrew N. Shore ceases to be the manager of the LLC, then the Marital Trust will serve as manager of the LLC.

     Marc P. Shore serves as sole trustee of the Shore Family Trust (sometimes referred to hereafter as the "Family Trust", which holds 176,400 shares of Company Stock. As trustee, Marc P. Shore has decision-making authority with respect to any shares of Company Stock held by the Family Trust.

     The information required by Item 2 with respect to Marc P. Shore is attached hereto as Exhibit 2(A).


B. The Shore Family Partnership, L.P.

     The Shore Family Partnership, L.P. is a limited partnership, formed under the California Revised Uniform Limited Partnership Act. The Limited Partnership's principal business is to provide consolidated, family management and control of the Company Stock (and any other property) transferred to the Limited Partnership. The Limited Partnership owns 1,800,000 shares of Company Stock, all of which were originally included in Paul Shore's estate.

     The address of the Limited Partnership's principal business and office is 1130 Maroney Lane, Pacific Palisades, California 90272. The Limited Partnership has not been, during the past five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The Limited Partnership was formed on May 14, 1996. The Limited Partnership's sole general partner is the Shore Family, LLC. Originally, the limited partners were the Marital Trust and Ellin Shore. However, Ellin Shore recently transferred her limited partnership interest in the Limited Partnership to her four children, Marc P. Shore, Andrew N. Shore, Mindy S. Goldman and Bryan
S. Resnick.

C. The Shore Family, LLC

     The Shore Family, LLC is a California limited liability company. The address of the LLC's principal business and office is 1130 Maroney Lane, Pacific

                                                              Page 7 of 12 Pages

Palisades, California 90272. The LLC's principal business is to engage in any lawful activities for which an LLC may be organized under California law, except the LLC shall not conduct banking, insurance or trust company business. The LLC has not been, during the past five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The members of the LLC are Ellin Shore and the Marital Trust. The sole manager of the LLC is Marc. P. Shore.

     The LLC is the sole general partner of the Shore Family Partnership, L.P. As general partner, it has decision-making authority with respect to shares of Company Stock held by the Limited Partnership. The LLC may withdraw from its position as general partner of the Limited Partnership by providing written notice to the limited partners. Also, the LLC may cease to be general partner of the Limited Partnership as provided in the California Revised Uniform Limited Partnership Act. Upon the cessation or withdrawal of the LLC, the Limited Partnership shall continue so long as there is another general partner remaining or the limited partners appoint one or more successor general partners within ninety days of the LLC's withdrawal or cessation as general partner of the Limited Partnership.


Item 3. Source and Amount of Funds or Other Consideration.

     Marc P. Shore did not pay consideration for the 2,415,900 shares of Shorewood Packaging Corporation Stock originally included in his father's estate (1,800,000 of which were transferred to the Limited Partnership), nor did Marc
P. Shore pay consideration for the options to purchase 60,000 additional shares which were included in the estate. As discussed in Item 2, Marc P. Shore may be deemed to have received beneficial ownership of the shares of Company Stock and the options to purchase additional shares of Company Stock upon his father's death, pursuant to his father's Will. As an executor of his father's estate, Marc P. Shore may be deemed to beneficially own the 675,900 shares of Company Stock which remain in the estate, 60,000 of which the estate purchased for cash by exercising the options included in the estate. As manager of the LLC, which is the sole general partner of the Limited Partnership, Marc P. Shore has decision-making authority with respect to the 1,800,000 shares of Company Stock owned by the Limited Partnership.

     Marc P. Shore did not pay consideration for the 176,400 shares held by the Family Trust. Finally, Marc P. Shore paid cash for the 840,401 shares of Company Stock that he owns in his individual capacity. The options to purchase 84,546 additional shares of Company Stock that Marc P. Shore owns in his individual capacity were issued to him as compensation under various Company employee stock option plans.

                                                              Page 8 of 12 Pages

     The Limited Partnership did not pay consideration for the 1,800,000 shares of Company Stock. Rather, the 1,800,000 shares were contributed to the partnership as an initial capital contribution by the LLC, the Marital Trust and Ellin Shore (who was, but is no longer a limited partner). The 1,800,000 shares of Company Stock were originally in Paul Shore's estate.

     The LLC did not pay consideration for the 1,800,000 shares of Company Stock that it may be deemed to beneficially own as sole general partner of the Limited Partnership.


Item 4. Purpose of Transaction

     In his Will, Paul Shore directed that his son, Marc P. Shore, make decisions regarding shares of Company Stock (or any options to purchase such Stock) included in his estate. On May 14, 1996, 950,000 shares of Company Stock were transferred from the estate to the Marital Trust and 850,000 shares of Company Stock were transferred from the estate to Ellin Shore. Also on May 14, 1996, the Marital Trust transferred 18,000 of the shares of Company Stock that it received from the estate to the LLC. Finally, on May 14, 1996, the Marital Trust, Ellin Shore and the LLC each transferred their respective shares of Company Stock to the Shore Family Partnership, L.P. as an initial capital contribution. The purpose of transferring the Company shares to the Limited Partnership was to facilitate Marc P. Shore's management of the shares. Accordingly, the transfer was in line with Paul Shore's testamentary direction that Marc P. Shore have decision-making power with respect to the shares of Company Stock.

     Marc P. Shore, the Shore Family Partnership, L.P. and the Shore Family, LLC each own the Company Stock for investment purposes only.


Item 5. Interest in Securities of the Issuer.

     (a) Based upon a total of 18,189,629 shares of Company Stock, as represented by the Company on Form 10-Q, Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarter ended
January 27, 1996:

     By reason of their group status, Marc P. Shore, the Shore Family Partnership, L.P. and the Shore Family, LLC may be deemed collectively to beneficially own 3,577,247 shares of Company Stock (19.7%).

     In his independent capacity apart from the group, Marc P. Shore may be deemed to beneficially own 2,652,300 shares of Company Stock, consisting of the following: 675,900 shares as executor of Paul Shore's estate (including the 60,000 shares of Company Stock received by exercising the options included in the estate); 1,800,000 shares as manager of the Shore Family, LLC, which is the

                                                              Page 9 of 12 Pages

sole general partner of the Shore Family Partnership, L.P.; 176,400 shares as trustee of the Family Trust. He in fact owns 840,401 shares of Company Stock and options to purchase an additional 84,546 shares of Company Stock.

     In its independent capacity apart from the group, the Shore Family Partnership, L.P. beneficially owns 1,800,000 shares of Company Stock, which represents 9.9% of the shares of Company Stock currently outstanding.

     In its independent capacity apart from the group, the Shore Family, LLC, as general partner of the Shore Family Partnership, L.P., may be deemed to beneficially own 1,800,000 shares of Company Stock, which represents 9.9% of the shares of Company Stock currently outstanding.

     (b) Marc P. Shore has the sole power to vote and the sole power to dispose of 3,577,247 shares of Company Stock (including the options to purchase 84,546 shares of Company Stock which he owns in his individual capacity). Marc P. Shore has shared power to vote and the shared power to dispose of -0- shares of Company Stock.

     The Shore Family Partnership, L.P. has sole power to vote and sole power to dispose of 1,800,000 shares of Company Stock. The Limited Partnership has shared power to vote and shared power to dispose of -0- shares of Company Stock.

     The Shore Family, LLC has sole power to vote and sole power to dispose of 1,800,000 shares of Company Stock. The LLC has shared power to dispose of -0-shares of Company Stock.

     (c) On May 14, 1996, 1,800,000 shares of Company Stock were transferred from Paul Shore's estate to the Marital Trust and Ellin Shore. Specifically, 950,000 shares were transferred to the Marital Trust and 850,000 shares were transferred to Ellin Shore. Also on May 14, 1996, the Marital Trust transferred 18,000 shares of the Company Stock it received from the estate to the LLC. Finally, on May 14, 1996, the Marital Trust, Ellin Shore and the LLC each contributed their respective shares to the Shore Family Partnership, L.P. as an initial capital contribution.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Marc P. Shore is the manager of the Shore Family, LLC which is sole general partner of the Shore Family Partnership, L.P. The limited partners of the Shore Family Partnership, L.P. are the Marital Trust and Paul Shore's four children, Andrew N. Shore, Bryan S. Resnick, Mindy S. Goldman and Marc P. Shore. The LLC's

                                                             Page 10 of 12 Pages

members are Ellin Shore and the Marital Trust. Marc. P. Shore is trustee of the Family Trust. The beneficiaries of the Family Trust are Marc P. Shore's two siblings, Mindy S. Goldman and Bryan S. Resnick.


Item 7. Material to be Filed as Exhibits.

     None.


     The undersigned agree that this statement is filed on behalf of each of the reporting persons.

                                                             Page 11 of 12 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    August 7, 1996                     /s/ Marc P. Shore
- ----------------------                 -----------------------------------------
         Date                          Name: Marc P. Shore


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Shore Family Partnership, L.P.

    August 7, 1996                     /s/ Marc P. Shore
- ----------------------                 -----------------------------------------
         Date                          SHORE FAMILY PARTNERSHIP, L.P.
                                       By: Marc P. Shore
                                       Title: Manager of the Shore Family, LLC


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SHORE FAMILY, LLC

   August 7, 1996                      /s/ Marc P. Shore
- ---------------------                  -----------------------------------------
        Date                           SHORE FAMILY, LLC
                                       By: Marc P. Shore
                                       Title: Manager

                                                             Page 12 of 12 Pages

                                  EXHIBIT 2(A)

                                  Marc P. Shore


(a)      Marc P. Shore

(b)      277 Park Avenue
         New York, New York  10172

(c) Marc P. Shore is Chief Executive Officer and President of Shorewood Packaging Corporation, which manufactures and prints paper board packaging for various consumer goods. Shorewood Packaging Corporation's address is 277 Park Avenue, New York, New York 10172.

(d) Marc P. Shore has not been convicted in a criminal proceeding during the last five years.

(e) Marc P. Shore has not been a party to such a civil proceeding of a judicial or administrative body during the last five years.

(f)      Marc P. Shore is a citizen of the United States of America.